Exhibit 99.1

Uxin Reports Unaudited Third Quarter of Fiscal Year 2023 Financial Results

BEIJING, April 11, 2023 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced its unaudited financial results for the third quarter ended December 31, 2022.

Highlights for the Quarter Ended December 31, 2022

•
Total revenues were RMB470.5 million (US$68.2 million) for the three months ended December 31, 2022, a decrease of 24.0% from RMB618.8 million in the last quarter and a decrease of 7.1% from RMB506.6 million in the same period last year.
•
Transaction volume was 4,897 units for the three months ended December 31, 2022, a decrease of 19.1% from 6,050 units in the last quarter and an increase of 0.7% from 4,865 units in the same period last year.
•
Retail transaction volume was 2,928 units, a decrease of 5.8% from 3,109 units in the last quarter and an increase of 76.7% from 1,657 units in the same period last year.
•
Gross margin was 0.6% for the three months ended December 31, 2022, compared with 1.3% in the last quarter and4.1% in the same period last year.
•
Loss from operations was RMB96.5 million (US$14.0 million) for the three months ended December 31, 2022, compared with RMB106.4 million in the last quarter and RMB72.8 million in the same period last year.
•
Non-GAAP adjusted loss from operations was RMB85.6 million (US$12.4 million) for the three months ended December 31, 2022, compared with RMB92.4 million in the last quarter and RMB68.6 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “During the third quarter of fiscal year 2023, which ended on December 31, 2022, we successfully navigated a challenging operating environment characterized by fluctuating COVID policies in China that heavily impacted the used car market. Despite these challenges, we achieved a remarkable 76.7% year-over-year increase in retail sales, with 2,928 units sold. Our Net Promoter Score also remained strong at 60, marking the fourth consecutive quarter that we have received the highest level of customer satisfaction in the industry. This further underscores our solid reputation and growing brand recognition among consumers, as we continue to enhance our customer service capabilities. Notably, in December 2022, we completed the upgrade and transformation of our Xi'an superstore. The new Xi’an superstore will further contribute to our sales growth as our inventory levels ramp up.”

Mr. Dai continued, “Following the swift easing of COVID restrictions, we have observed a recovering economic environment and an increase in consumer confidence in China. Despite significant price volatility in the Chinese auto market during the first three months of 2023, our sales efficiency continued to improve, driven by our prudent pricing strategies and well-acknowledged brand reputation. Our used car business has been rigorously tested in harsh environments. As the market stabilizes in April 2023, and our inventory as well as sales ramp up, we are confident in achieving profitability on a single-store basis by the end of the calendar year.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said: “Despite the volatile macro and market conditions, we remained committed to prudent financial strategies that support high-quality business growth. Over the past quarters, we have dedicated massive efforts towards optimizing the unit economics of our business. In addition to optimizing our inventory structure and improving revenue streams, we also continued refining our business and operation processes. As a result, we ve significantly lowered our costs per vehicle, laying a solid foundation for achieving single-store profitability in the calendar year of 2023. Furthermore, we have received the investment funds from our investor as planned and have fully discharged all remaining debts under the convertible notes. This will significantly improve our balance sheet, allowing us to maintain a healthy financial structure and focus our resources on future business development opportunities.”

Financial Results for the Quarter Ended December 31, 2022

Total revenues were RMB470.5 million (US$68.2 million) for the three months ended December 31, 2022, a decrease of 24.0% from RMB618.8 million in the last quarter and a decrease of 7.1% from RMB506.6 million in the same period last year. The quarter-over-quarter decreases were driven by the decline of total transaction volume due to the nationwide COVID-19 pandemic resurgence during this quarter. The year-over-year decreases were mainly due to decreased wholesale vehicle sales revenue, partially offset by increased retail vehicle sales revenue.

Retail vehicle sales revenue was RMB328.9 million (US$47.7 million) for the three months ended December 31, 2022, representing a decrease of 11.6% from RMB371.9 million in the last quarter and an increase of 41.2% from RMB233.0 million in the same period last year. For the three months ended December 31, 2022, retail transaction volume was 2,928 units, a decrease of 5.8% from 3,109 units last quarter and an increase of 76.7% from 1,657 units in the same period last year. The quarter-over-quarter decreases were mainly driven by the decline of retail transaction volume due to the nationwide COVID-19 pandemic resurgence during this quarter. The year-over-year increases were driven by the retail transaction volume growth as the Company further improved its brand image by continuously increasing word-of-mouth marketing through its Hefei and Xi’an IRCs, which expanded Uxin’s customer base and boosted retail vehicle sales.

Wholesale vehicle sales revenue was RMB132.1 million (US$19.1 million) for the three months ended December 31, 2022, a decrease of 44.5% from RMB237.8 million in the last quarter and a decrease of 50.3% from RMB265.9 million in the same period last year. For the three months ended December 31, 2022, wholesale transaction volume was 1,969 units, representing a decrease of 33.0% from 2,941 units last quarter and a decrease of 38.6% from 3,208 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. However, with the Company's ongoing efforts to enhance inventory capacity and reconditioning capabilities, an increasing number of acquired vehicles are being reconditioned to meet retail standards, rather than being sold through wholesale channels.

Other revenue was RMB9.5 million (US$1.4 million) for the three months ended December 31, 2022, compared with RMB9.1 million in the last quarter and RMB7.7 million in the same period last year.

Cost of revenues was RMB467.7 million (US$67.8 million) for the three months ended December 31, 2022, compared with RMB610.7 million in the last quarter and RMB485.8 million in the same period last year.

Gross margin was 0.6% for the three months ended December 31, 2022, compared with 1.3% in the last quarter and 4.1% in the same period last year.In order to better address dynamic customer preferences and improve inventory turnover, the Company has continuously re-assessed its pricing strategies to accelerate the sales of vehicles with a long sales cycle caused by the COVID-induced disruptions. These efforts resulted in lower of cost or market reserve adjustments which decreased gross margin percentage from the comparable prior year period.

Total operating expenses were RMB103.8 million (US$15.1 million) for the three months ended December 31, 2022. Total operating expenses excluding the impact of share-based compensation were RMB92.8 million.

•
Sales and marketing expenses were RMB55.0 million (US$8.0 million) for the three months ended December 31, 2022, a decrease of 14.4% from RMB64.2 million in the last quarter and a decrease of 19.2% from RMB68.0 million in the same period last year. The decreases were mainly driven by the adoption of more cost-effective promotion measures due to the COVID-19 pandemic.

•
General and administrative expenses were RMB39.0 million (US$5.7 million) for the three months ended December 31, 2022, representing a decrease of 6.3% from RMB41.6 million in the last quarter and an increase of 5.3% from RMB37.0 million in the same period last year. The quarter-over-quarter decrease as well as year-over-year increase were mainly due to the impact of share-based compensation expenses.

•
Research and development expenses were RMB9.4 million (US$1.4 million) for the three months ended December 31, 2022, representing a decrease of 5.5% from RMB10.0 million in the last quarter and a decrease of 16.3% from RMB11.3 million in the same period last year.

•
Loss from operations was RMB96.5 million (US$14.0 million) in the three months ended December 31, 2022, compared with RMB106.4 million in the last quarter and RMB 72.8 million in the same period last year.

Non-GAAP adjusted loss from operations which excludes the impact of share-based compensation was RMB85.6 million (US$12.4 million) in the three months ended December 31, 2022, compared with RMB92.4 million in the last quarter and RMB68.6 million in the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a gain of RMB1.5 million (US$0.2 million) for the three months ended December 31, 2022, compared with a loss of RMB11.5 million in the last quarter. The impact was mainly due to the fair value change of the warrants issued in relation to the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net (loss)/income from operations was net loss of RMB100.8 million (US$14.6 million) for the three months ended December 31, 2022, compared with net loss of RMB116.5 million for the last quarter and net income of RMB1,279.7 million for the same period last year.

Non-GAAP adjusted net loss from operations was RMB91.4 million (US$13.2 million) for the three months ended December 31, 2022, compared with RMB91.1 million in the last quarter and RMB80.3 million in the same period last year.

Liquidity

The Company has been incurring losses from operations since inception. The Company incurred losses from operations of RMB96.5 million (US$14.0 million) in three months ended December 31, 2022. Net current liabilities amounted to RMB310.7 million (US$45.1 million) as of December 31, 2022.

Given these financial results, the Company has taken actions to improve its liquidity and cash position. A definitive agreement was entered into among the Company, NIO Capital and Joy Capital in January 2023 to extend the expiration date of certain warrants from January 12, 2023 to January 12, 2024, which entitled the warrants holders to subscribe to the Company’s convertible preferred shares of up to US$165 million. In March 2023, the Company also entered into inventory-pledged financing agreements with two reputable banks in the PRC with an aggregate facility amount of RMB250 million, pursuant to which the banks will finance the Company’s future purchases of used car inventories within the facility amount. Furthermore, the Company obtained a working capital facility of RMB50 million from China Merchants Bank (“CMB”) on November 7, 2022, of which RMB20 million had been drawn down in November 2022 whereas the remaining RMB30 million can be utilized upon the Company’s request within 1 year from the date of the facility agreement. The Company is also entitled to an investment amount of US$100 million from NIO Capital for NIO Capital’s subscription of the Company’s senior convertible preferred shares, out of which US$18.4 million had been received by March 31, 2023. In April 2023, the Company and NIO Capital entered into additional agreements regarding the outstanding purchase price. To date, NIO Capital has fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price and the Company is expected to receive the remaining US$20 million balance no later than June 30, 2023, as originally scheduled. Meanwhile, the Company also fulfilled all of its obligations under long-term debts of US$61.6 million, including a current portion of US$23.1 million and a non-current portion of US$38.5 million. With such optimized capital structure in place, the Company continues actively seeking for new external financing plans to further improve its liquidity. In addition, the Company continues to optimize its cost and expense structure to improve the capital efficiency of its business process.

However, the Company’s business plan includes several significant assumptions. These assumptions include increasing demand for used cars over the next twelve months, and the ability to control costs and outgoing cash flows. In addition, the Company’s ability to continue seeking additional financing, including but not limited to equity financing from exercise of the warrants, may be subject to uncertainties. These conditions and uncertainties cast substantial doubt on the Company’s ability to meet its obligations as they become due over the next twelve months, which would impact the Company’s ability to continue as a going concern.

If the Company is successful in its business and financing plan and the warrants holders would exercise to purchase the Company’s senior convertible preferred shares, management believes that the Company will have sufficient liquidity for at least the next twelve months of operations.

Recent Development

On April 5, 2023, the Company announced that NIO Capital has fulfilled its obligations to pay a portion of the remaining outstanding purchase price for its subscription of senior convertible preferred shares of the Company, based on further agreed-upon schedules. To date, NIO Capital has fulfilled its obligations to pay a total of US$80 million of the purchase price. As previously disclosed, an affiliate of NIO Capital entered into definitive agreements with the Company in June 2022 to subscribe for senior convertible preferred shares of the Company for an aggregate purchase price of US$100 million, payable in multiple installments. The Company also announced that it has fully performed its outstanding payment obligations under certain convertible promissory note originally issued in June 2019 and amended in June 2021, totaling an aggregate of US$61.6 million.

Business Outlook

The three months ended March 31, 2023, which coincided with the Chinese New Year holiday season lasting until the Lantern Festival, is traditionally a low season for used car transactions. Additionally, a widespread reduction in new car prices across China’s auto industry during the entire quarter caused potential buyers to hesitate in their purchase decisions. In response, Uxin adopted a prudent vehicle acquisition strategy from the beginning of 2023, enabling the Company to maintain a healthy and stable inventory structure while minimizing the impacts of price volatilities. Although the Company's reduced inventory size may temporarily limit sales performance in the fourth quarter of fiscal year 2023, Uxin expects its sales turnover efficiency to remain stable, with an improved margin profile compared to the third quarter of fiscal year 2023.

For the three months ended March 31, 2023, the Company expects its retail transaction volume to be around 2,100 units and the average selling price (ASP) for retailed cars to be around RMB117,000. The Company also expects its wholesale transaction volume to be around 1,300 units with an expected ASP of around RMB52,000. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and value-add-services revenue to be within the range of RMB310 million to RMB330 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Tuesday, April 11, 2023, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://s1.c-conf.com/diamondpass/10029809-wz0dil.html

A telephone replay of the call will be available after the conclusion of the conference call until April 18, 2023. The dial-in details for the replay are as follows:

U.S.: +1 646 254 3697

China: +61 2 8199 0299

Replay PIN: 10029322

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from operations and adjusted net loss from operations and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations as loss from operationsexcluding share-based compensation. The Company defines adjusted net loss from operations as net loss from operations excluding share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including troubled debt restructuring gain. The Company defines adjusted net loss from operations per share – basic and diluted as net loss from operations per share excluding impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, also including troubled debt restructuring gain. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss from operations enables management to assess the Company’s operating results without considering the impact of share-based compensation and fair value impact of the issuance of senior convertible preferred shares, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. A non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss from operations, and adjusted net loss from operations per share – basic and diluted. Further, non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, representing the index rate as of December 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	233,013	328,900	47,686	461,056	1,049,162	152,114
Wholesale vehicle sales	265,919	132,054	19,146	643,800	633,828	91,896
Others	7,709	9,549	1,384	25,516	32,465	4,707
Total revenues	506,641	470,503	68,216	1,130,372	1,715,455	248,717

Cost of revenues	(485,805)	(467,676)	(67,807)	(1,083,773)	(1,697,813)	(246,160)
Gross profit	20,836	2,827	409	46,599	17,642	2,557

Operating expenses
Sales and marketing	(68,023)	(54,952)	(7,967)	(154,327)	(183,915)	(26,665)
General and administrative	(37,047)	(39,002)	(5,655)	(110,277)	(126,197)	(18,297)
Research and development	(11,269)	(9,433)	(1,368)	(27,762)	(28,375)	(4,114)
(Provision for)/reversal of credit losses, net	(3,688)	(433)	(63)	3,094	(760)	(110)
Total operating expenses	(120,027)	(103,820)	(15,053)	(289,272)	(339,247)	(49,186)

Other operating income, net	26,359	4,457	646	73,231	22,083	3,202

Loss from operations	(72,832)	(96,536)	(13,998)	(169,442)	(299,522)	(43,427)

Interest income	214	79	11	3,426	457	66
Interest expenses	(7,671)	(4,968)	(720)	(35,781)	(15,567)	(2,257)
Other income	869	940	136	4,378	16,181	2,346
Other expenses	(1,794)	(2,334)	(338)	(7,684)	(5,836)	(846)
Losses from extinguishment of debt (i)	—	—	—	—	(2,778)	(403)
Foreign exchange (losses)/gains	(3,430)	560	81	(8,652)	(2,579)	(374)
Fair value impact of the issuance of senior convertible preferred shares (ii)	1,364,348	1,495	217	(290,601)	242,226	35,119
Income/(loss) before income tax expense	1,279,704	(100,764)	(14,611)	(504,356)	(67,418)	(9,776)
Income tax expense	(22)	(76)	(11)	(22)	(285)	(41)
Equity in losses of affiliates	60	—	—	334	10,330	1,498
Net income/(loss), net of tax	1,279,742	(100,840)	(14,622)	(504,044)	(57,373)	(8,319)
Less: net loss attributable to non-controlling interests shareholders	—	—	—	—	(3)	—
Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders	1,279,742	(100,840)	(14,622)	(504,044)	(57,370)	(8,319)

Net income/(loss)	1,279,742	(100,840)	(14,622)	(504,044)	(57,373)	(8,319)
Foreign currency translation, net of tax nil	51,084	9,854	1,429	65,483	(80,333)	(11,647)

Total comprehensive income/(loss)	1,330,826	(90,986)	(13,193)	(438,561)	(137,706)	(19,966)
Less: total comprehensive loss attributable to non-controlling interests shareholders	—	—	—	—	(3)	—
Total comprehensive income/(loss) attributable to UXIN LIMITED's ordinary shareholders	1,330,826	(90,986)	(13,193)	(438,561)	(137,703)	(19,966)

Net income/(loss) attributable to UXIN LIMITED's ordinary shareholders	1,279,742	(100,840)	(14,622)	(504,044)	(57,370)	(8,319)
Weighted average shares outstanding – basic	1,188,344,202	1,415,417,989	1,415,417,989	1,161,855,136	1,273,202,916	1,273,202,916
Weighted average shares outstanding – diluted	1,497,381,204	1,415,417,989	1,415,417,989	1,391,609,921	1,273,202,916	1,273,202,916

Net income/(loss) per share for ordinary shareholders, basic	1.08	(0.03)	—	(0.43)	(0.02)	—
Net Loss per share for ordinary shareholders, diluted	(0.06)	(0.03)	—	(1.94)	(0.02)	—

(i) The loss on extinguishment of debt is the result of additional shares to be issued in conjunction with previously settled convertible promissory notes and certain other historical transactions during the period.

(ii) In June 2021, we entered into a share subscription agreement with NIO Capital and Joy Capital, respectively, for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million, US$10 million and US$7.5 million were received in November 2021, in March and June 2022, respectively. For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. According to U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward contract liabilities or assets at fair value respectively with subsequent fair value change to be charged into the profit and loss. Total fair value impact during the reported quarter was RMB1.5 million (US$0.2 million).

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of December 31,
	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	128,021	104,067	15,088
Restricted cash	8,276	1,801	261
Accounts receivable, net	832	1,670	243
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB324,371 and RMB253,822 as of March 31, 2022 and December 31, 2022, respectively (ii)	54,888	4,050	587
Other receivables, net of provision for credit losses of RMB30,251 and RMB22,450 as of March 31, 2022 and December 31, 2022, respectively (ii)	166,006	35,563	5,156
Inventory, net	426,257	275,573	39,954
Forward contract assets (i)	36	—	—
Prepaid expenses and other current assets (ii)	90,012	64,714	9,383
Total current assets	874,328	487,438	70,672

Non-current assets
Property, equipment and software, net	34,531	51,784	7,508
Long term investments	288,756	288,712	41,859
Other non-current assets (ii)	24,000	—	—
Right-of-use assets, net	29,584	14,419	2,091
Total non-current assets	376,871	354,915	51,458

Total assets	1,251,199	842,353	122,130

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	92,534	79,215	11,485
Guarantee liabilities	179	3	—
Warrant liabilities (i)	196,390	524	76
Other payables and other current liabilities (ii)(iii)	674,333	487,936	70,744
Short-term borrowing	—	20,000	2,900
Current portion of long-term borrowings	233,000	—	—
Current portion of long-term debt (ii)	102,206	210,488	30,518
Total current liabilities	1,298,642	798,166	115,723

Non-current liabilities
Long-term borrowings	—	293,000	42,481
Consideration payable to WeBank (iv)	107,642	51,171	7,419
Operating lease liabilities	10,866	5,717	829
Long-term debt (ii)	817,648	268,137	38,876
Total non-current liabilities	936,156	618,025	89,605

Total liabilities	2,234,798	1,416,191	205,328

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,000,000,000 and 1,720,000,000 shares authorized as of March 31, 2022 and December 31, 2022, respectively; 400,524,323 and 1,151,221,338 shares issued and outstanding as of March 31, 2022 and December 31, 2022, respectively) (i)	526,484	642,623	93,172
Total Mezzanine equity	526,484	642,623	93,172

Shareholders’ deficit
Ordinary shares	782	805	117
Additional paid-in capital	14,254,109	14,685,414	2,129,185
Accumulated other comprehensive income	288,461	208,128	30,176

Accumulated deficit	(16,053,272)	(16,110,642)	(2,335,824)
Total Uxin’s shareholders’ deficit	(1,509,920)	(1,216,295)	(176,346)
Non-controlling interests	(163)	(166)	(24)
Total shareholders’ deficit	(1,510,083)	(1,216,461)	(176,370)

Total liabilities, mezzanine equity and shareholders’ deficit	1,251,199	842,353	122,130

(i) In June 2021, we entered into a share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. According to U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the second closing contract are recorded as warrant liabilities and forward liabilities, respectively, with subsequent fair value change to be charged into the profit and loss.

The second closing in the amount of US$50 million is expected to be received subject to customary closing conditions, out of which US$27.5 million, US$10 million and US$7.5 million were received in November 2021, March and June 2022, respectively. For the remaining US$5 million, on July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party, from whom we received this remaining US$5 million. The corresponding fair value was transferred from forward contract liabilities to mezzanine equity on the same day.

(ii) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

On July 18 and August 29, 2022, the Company issued 183,495,146 and 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to 58.com and ClearVue Uxin Holdings, Ltd. (“ClearVue”) in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com and ClearVue on June 10, 2019. These shares were issued at a price equivalent to US$1.03 per ADS.

In connection with the foregoing transaction, we and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions, primarily including 2B unreceived disposal consideration and accrued advertising expenses. The related impact of RMB2.8 million to our second quarter result was recognized in "losses from extinguishment of debt".

(iii) Pursuant to contractual payment schedule contained in the supplemental agreements signed with one of our suppliers, in order to settle all payables due to this supplier, a total of RMB56.1 million will be waived after full payment is made by us as long as we make payments on schedule. As of December 31, 2022, a total of RMB96.1 million was recorded. Currently, we made the payments on schedule.

(iv) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

* Share-based compensation charges included are as follows:

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	—	318	46	—	1,108	161
General and administrative	4,282	10,306	1,494	13,166	34,258	4,967
Research and development	—	348	50	—	1,235	179

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(72,832)	(96,536)	(13,998)	(169,442)	(299,522)	(43,427)
Add: Share-based compensation expenses	4,282	10,972	1,590	13,166	36,601	5,307
- Sales and marketing	—	318	46	—	1,108	161
- General and administrative	4,282	10,306	1,494	13,166	34,258	4,967
- Research and development	—	348	50	—	1,235	179

Non-GAAP adjusted loss from operations	(68,550)	(85,564)	(12,408)	(156,276)	(262,921)	(38,120)

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income/( loss) from operations	1,279,742	(100,840)	(14,622)	(504,044)	(57,373)	(8,319)

Add: Share-based compensation expenses	4,282	10,972	1,590	13,166	36,601	5,307
- Sales and marketing	—	318	46	—	1,108	161
- General and administrative	4,282	10,306	1,494	13,166	34,258	4,967
- Research and development	—	348	50	—	1,235	179
Fair value impact of the issuance of senior convertible preferred shares	(1,364,348)	(1,495)	(217)	290,601	(242,226)	(35,119)

Non-GAAP adjusted net loss from operations	(80,324)	(91,363)	(13,249)	(200,277)	(262,998)	(38,131)

Net income/(loss) from operations per share– basic	1.08	(0.03)	—	(0.43)	(0.02)	—
Net loss from operations per share – diluted	(0.06)	(0.03)	—	(1.94)	(0.02)	—
Non-GAAP adjusted net loss from operations per share – basic	(0.07)	(0.06)	(0.01)	(0.17)	(0.21)	(0.03)
Non-GAAP adjusted net loss from operations per share – diluted	(0.07)	(0.06)	(0.01)	(0.17)	(0.21)	(0.03)
Weighted average shares outstanding – basic	1,188,344,202	1,415,417,989	1,415,417,989	1,161,855,136	1,273,202,916	1,273,202,916
Weighted average shares outstanding – diluted	1,497,381,204	1,415,417,989	1,415,417,989	1,391,609,921	1,273,202,916	1,273,202,916

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.8972 as of December 30, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.